Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges
(In Thousands)

	Six Months
	Ended
	June 30,		Year Ended December 31,
	2008		2007	2006		2005		2004		2003
Net income (loss) from continuing operations	(38,251)		2,377	(5,724)		(4,032)		7,190		(5,635)
(Income) loss from discontinued operations	—		—	—		255		(12,384)		1,599

Income (loss) from operations	(38,251)		2,377	(5,724)		(3,777)		(5,194)		(4,036)

Fixed Charges
Interest on long-term debt expensed	887		694	—		—		—		348
Interest on long-term debt capitalized	155		121	—		—		—		—
Amortization of deferred financing cost	8,809		1,944	28		—		—		—

Estimated portion of rental expense attributable to interest (1)	37		40	32		—		—		—

Total Fixed Charges	9,888		2,799	60		—		—		348

Preferred stock dividends	—		—	—		61		106		—

Total fixed charges and preferred stock dividends	9,888		2,799	60		61		106		348

Less:
Interest on long-term debt capitalized	(155)		(121)	—		—		—		—

Earnings available for fixed charges	(28,518)		5,055	(5,664)		(3,777)		(5,194)		(3,688)

Ratio of earnings to fixed charges	—		1.81	—		—		—		—
Coverage Deficiency	(38,406	) (2)	—	(5,724	) (2)	(3,777	) (2)	(5,194	) (2)	(4,036	) (2)

Ratio of earnings to fixed charges and preferred dividends	—		1.81	—		—		—		—
Coverage Deficiency	(38,406	) (2)	—	(5,724	) (2)	(3,838	) (2)	(5,300	) (2)	(4,036	) (2)

(1)	For all periods presented, the percent of rental expense included in the computation of fixed charges represents a reasonable approximation of the interest factor.

(2)	Earnings were insufficient to cover fixed charges by amount noted as deficiency.